[Torrey International Strategy Partners, LLC Letterhead]

                                December __, 2005

Dear Member:

          Torrey International Strategy Partners, LLC (the "Fund") has received and accepted for purchase your tender of a limited liability company interest in the Fund ("Interest" or "Interests" as the context requires). Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

          You will be paid at least 90% of the purchase price based on the unaudited net asset value of the Fund as of December 31, 2004, in accordance with the terms of the tender offer. This payment has been made in cash wired directly to the account in which you held your Interest and/or in securities traded on an established securities exchange, valued at net asset value in accordance with the Limited Liability Company Agreement of the Fund dated May 15, 2002.

          The balance of the purchase price, if any, will be paid to you no later than immediately after the completion of the Fund's audit for fiscal year ended March 31, 2005. We expect the audit to be completed by the end of May 2005.

          Should you have any questions, please feel free to Torrey Associates, LLC, acting in its capacity as the investor support services agent for the Fund, at (212) 644-7800.

                                   Sincerely,

                                   TORREY INTERNATIONAL STRATEGY
                                   PARTNERS, LLC

Enclosure

                                 PROMISSORY NOTE

          Pursuant to the Offer to Purchase (the "Offer") up to 20% of outstanding interests of the Fund (as defined below) or portions thereof based on the unaudited net asset value as of December 31, 2004 or such later date as corresponds to any extension of the Offer made by Torrey International Strategy Partners, LLC (the "Fund") with respect to limited liability company interests in the Fund ("Interest" or "Interests" as the context requires), the Fund hereby promises to pay, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Payee as of December 31, 2004 over
(b) the Initial Payment to the Payee.

          This note shall be due and payable no later than immediately after the completion of the audit of the Fund's financial statements for the fiscal year ended March 31, 2005.

          The amount payable by the Fund under this note shall not include interest.

          Payment of this note shall be made, in cash, by wire transfer to the account in which the Payee held its Interest.

          This note may not be pledged, assigned or otherwise transferred by the Payee.

          This note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

          Any capitalized term used herein but not defined shall have the meaning ascribed to it in the Offer.

Payee: ___________________

                                    TORREY INTERNATIONAL STRATEGY
                                    PARTNERS, LLC

                                    By:
                                        ---------------------------------
                                        James A. Torrey
                                        Chief Executive Officer

80350.0166 #523787